EXHIBIT 7

COMPUTATION OF DEFICIENCY OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	1999	2000	2001	2002 Restated	2003
	(in £ millions)
Earnings
Loss before income taxes	(541)	(761)	(1,811)	(2,817)	(167)
Share of net losses/(profits) of affiliates and impairment	6	15	216	118	(1)
Dividend income from affiliates	—	—	—	—	—
Interest expense	313	385	487	528	488
Interest portion of net rent expense	2	3	4	5	4

(Loss)/profit available for fixed charges	(220)	(358)	(1,104)	(2,166)	324

Fixed Charges
Interest expense	(313)	(385)	(487)	(515)	(488)
Interest portion of net rent expense	(2)	(3)	(4)	(5)	(4)

Fixed Charges	(315)	(388)	(491)	(520)	(492)

Deficiency of earnings to fixed charges	(535)	(746)	(1,595)	(2,686)	(168)